Form 10-K405, Exhibit 13
period 1996-12-31
BIOSEPRA INC
filed 1997-03-31
CIK 919015

                                                                      EXHIBIT 13


SELECTED FINANCIAL DATA


YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)            1996        1995       1994         1993       1992
---------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenues:
     Revenues from existing product sales        $ 13,333    $  9,658    $  8,763    $  7,022    $ 10,086
     Revenues from discontinued product sales          90       2,722       2,157          --          --
     License fees                                     900          --          --          --          --
     Collaborative research and development            --         107         376          45         134
---------------------------------------------------------------------------------------------------------
         Total revenues                            14,323      12,487      11,296       7,067      10,220
---------------------------------------------------------------------------------------------------------
Costs and expenses:
     Cost of products sold                          6,338       8,344       5,933       4,423       4,735
     Research and development                       2,399       2,761       3,383       2,726       1,570
     Selling, general and administrative            7,573       9,544       9,605       6,469       6,941
     Restructuring and impairments                     --       4,144          --          --          --
     Purchase of in-process research and
        development                                    --          --       3,500          --          --
---------------------------------------------------------------------------------------------------------
         Total costs and expenses                  16,310      24,793      22,421      13,618      13,246
---------------------------------------------------------------------------------------------------------
Loss from operations                               (1,987)    (12,306)    (11,125)     (6,551)     (3,026)
Other income (expense):
     Interest income                                  186         381         443          --          10
     Interest expense                                (214)       (448)       (250)       (274)       (272)
     Other income (expense)                          (105)       (302)       (191)         (4)        (32)
---------------------------------------------------------------------------------------------------------
         Net loss                                $ (2,120)   $(12,675)   $(11,123)   $ (6,829)   $ (3,320)
---------------------------------------------------------------------------------------------------------
Net loss per common or common equivalent share   $   (.27)   $  (1.81)   $  (1.73)         --          --
Weighed average number of common and
     common equivalent shares outstanding           7,832       7,004       6,417          --          --
---------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Cash and cash equivalents                        $  4,142    $  3,693    $  7,983    $     50    $     40
Working capital                                     3,648      (1,269)      6,972       1,624       2,864
Total assets                                       23,169      23,824      35,605      18,341      21,506
Long-term debt and capital leases                   1,141       1,308         359          85         136
Shareholders' equity                               14,442      10,914      23,010      14,891      16,969


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   Overview

     BioSepra Inc. and subsidiaries (the "Company") develop, manufacture and sell chromatographic media and instruments for use by biopharmaceutical companies in the purification and production of biopharmaceuticals. The Company offers a line of chromatographic products (media, hardware, software and instruments) that enable biopharmaceutical companies to reduce the time and cost required to develop and manufacture biopharmaceuticals. The media products are based on both its recently developed HyperD(TM) media and established technologies.

     In March 1995, the Company and Beckman Instruments, Inc. ("Beckman") entered into a joint distribution and development agreement. The agreement was extended in July 1996, allowing Beckman to market on a worldwide exclusive basis for a period of three years certain HyperD chromatographic columns and provides for the development (in accordance with certain milestones) and manufacture by the Company of chromatographic systems for Beckman. Under the agreement, Beckman made payments of $1,400,000 and $3,500,000 in 1996 and 1995, respectively. The Company may be required to return to Beckman part of such payments made by Beckman under the agreement if the Company fails to meet such milestones or if the Company terminates Beckman's right to use and sell licensed products, including HyperD media, because a court finds that any such licensed products infringe any third party patents.

     In June 1995, The Company announced a major cost-reduction program that involved the consolidation of its facilities and a significant reduction in the number of employees. The purpose of the program was to enable the Company to focus on the process development and process segments of the biopharmaceutical market. In connection with this program in July 1995, the Company completed the sale of Biopass S.A. ("Biopass"), one of its French subsidiaries. As part of the cost-reduction program, the Company recorded restructuring and impairment charges totaling $4,144,000 in the second quarter of 1995. Of this amount $1,180,000 represents severance and benefits related to the reduction in workforce in the U.S. and France, and $2,964,000 relates to impairment of assets and intangibles to net realizable value. The Company has completed its reduction in workforce related to this cost-reduction program resulting in the termination of 55 employees consisting of research and development, administrative, production and marketing/sales personnel. The Company has paid $1,165,000 of the costs relating to this employee reduction as of December 31, 1996, and expects the remaining severance and medical payments to be completed in 1997. There can be no assurances that this program will not result in loss of customers or temporary sales or production disruptions that could have a materially adverse effect on the Company's operations. See "Future Operating Results".

     In July 1995, the Company completed the sale of its subsidiary, Biopass, while the Company retained the chromatography column technology that it assumed when it acquired Biopass in 1994. The results of Biopass' operations through July 19, 1995, have been included in the consolidated results for the year ended December 31, 1995. The revenues, loss from operations and net loss for Biopass for this period are $1,878,000, $1,208,000 and $44,000, respectively. The loss of $2,964,000, on the sale of Biopass, was recorded in restructuring and impairment costs in the income statement for the year ended December 31, 1995.

     On, March 29, 1996, the Company entered into a $5,500,000 Convertible Subordinated Note (the Note) with Sepracor. Principal and interest were due and payable on March 29, 2000. The Note bore interest per annum at Sepracor's borrowing rate less 1/2%. On June 10, 1996, Sepracor exercised it's option to convert the outstanding principal and interest on the Note into shares of common stock. The Note was converted into one share of common stock for every $4.05 of principal and interest outstanding resulting in 1,369,788 shares of common stock issued to Sepracor. After the conversion, Sepracor owns approximately 64% of the outstanding common stock of the Company.

     In January 1996, the Company entered into a promissory note for $350,000 with Sepracor. This amount is payable to Sepracor over sixty monthly installments and does not bear interest. The Company used the funds for leasehold improvements to the Company's facilities. As of December 31, 1996, $327,000 was outstanding under the promissory note.

     The Company's primary operations are located in facilities leased in France and in facilities subleased from Sepracor in the United States for which the Company is charged a portion of Sepracor's rent and operating costs based upon the amount of space it occupies. In addition, Sepracor provides support services, including laboratory support, data processing, accounting and finance, legal and other administrative functions. Sepracor allocates a portion of the costs of these activities to the Company based upon its pro rata usage of such services.


Years Ended December 31, 1996, 1995 and 1994

     The Company's revenue increased to $14,323,000 in 1996 compared to $12,487,000 in 1995 and $11,296,000 in 1994. The increase in sales from 1995 to
1996 is the result of (i) increased media sales, (ii) new sales generated through the joint distribution and development agreement with Beckman and (iii) licensing revenue recognized as the result of achieving certain milestones related to the Beckman agreement. Included in 1995 revenue was $2,722,000 of sales from certain low margin hardware products which were discontinued in mid-1995. The increase in sales from 1994 to 1995 is the result of increased instrument product sales, primarily related to sales of the ProSys(TM) line of products, which was introduced in the fourth quarter of 1994. These increased sales were offset by a decrease in media sales as a result of changes in order patterns of certain production scale media customers.

     Costs of products sold decreased to $6,338,000 in 1996 compared to $8,344,000 in 1995 and $5,933,000 in 1994, representing 47% , 67% and 54% of product revenue, respectively. The reduced cost of goods sold as a percentage of product sales in 1996, as compared to both 1995 and 1994 was due primarily to favorable product mix, the discontinuation of certain low margin hardware products and to the transition of manufacturing facilities from external contract to internal assembly. The increased cost of goods sold as a percentage of product sales from 1994 to 1995 is attributable to unfavorable product mix, and to a lesser extent, costs associated with the closing and transition of manufacturing facilities. Management expects fluctuations in gross margin as changes in product mix occur from period to period.

     Research and development expenses decreased to $2,399,000 in 1996 from $2,761,000 in 1995 and $3,383,000 in 1994. The reduction in expenses from 1995 to 1996 is primarily the result of further commercialization of media and instrument products and to a lesser extent, the cost reduction program announced in June 1995. The reduction in expenses from 1994 to 1995 is primarily the result of reduced development expenses for the Company's ProSys Workstation which was introduced in the fourth quarter of 1994, and to a lesser extent, the cost-reduction program announced in June 1995, as described above. In addition, upon acquisition of Biopass in September 1994, the Company recorded a non-recurring charge of $3,500,000 for the purchase of in-process research and development representing that portion of the purchase price paid for Biopass's ongoing research and development projects that had not yet resulted in commercially viable products.

     Selling, general and administrative expenses decreased to $7,573,000 in 1996 from $9,544,000 in 1995 and $9,605,000 in 1994. The reduction in expenses from 1995 to 1996 was due primarily to the cost reduction program announced in June 1995 and reduced legal expenses associated with the lawsuits brought against the Company by PerSeptive Biosystems, Inc. ("PerSeptive"), as further described below. The decrease in 1996 was partially offset by the write off in 1996 of certain technologies acquired from BioPass. The reduction in expenses from 1994 to 1995 was due primarily to the cost reduction program announced in June 1995. The decrease in 1995 was partially offset by increased legal expenses incurred in defense of lawsuits brought against the Company by PerSeptive, as further described below, and to a lesser extent increased goodwill amortization related to the purchase of Biopass.

     The Company also incurred $4,144,000 in restructuring and impairment charges in 1995 as a result of the implementation of its cost-reduction program, as announced in June 1995, as further detailed herein.

     Interest income decreased to $186,000 in 1996 from $381,000 in 1995 and $443,000 in 1994. The decrease from 1995 to 1996 was due primarily to changes in the level of cash investments throughout the year and to changes in the interest rates earned on such investments. The decrease from 1994 to 1995 was due primarily to the decreased levels of cash investments and changes in the interest rates earned on such investments. Interest expense decreased to $214,000 in 1996 from $448,000 in 1995 and from $250,000 in 1994. The decrease in 1996 from both 1995 and 1994 is primarily attributed to decreasing levels of borrowings and changes in the interest rates charged on such borrowings.

     Other expense, net, decreased to $105,000 in 1996 from $302,000 in 1995 and $191,000 in 1994. The decrease in 1996 was due primarily to costs incurred to sell BioPass in 1995 and the net effect of foreign currency gains and losses due to changes in the value of the U.S. dollar. Other expense, net, increased in 1995 from 1994 due primarily to costs incurred to sell Biopass.

Other

     On March 3, 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. When adopted, the statement will require restatement of prior years' earnings per share. The Company will adopt this statement for its fiscal year ended December 31, 1997. In addition, the Company believes that the adoption of SFAS No. 128 will not have a material effect on its financial statements.

Litigation

     The Company and Sepracor are defendants in three lawsuits brought by PerSeptive Biosystems, Inc., a competitor of the Company, in the United States District Court for the District of Massachusetts. In actions commenced in October 1993 and January 1995, PerSeptive has alleged that the Company's and Sepracor's manufacture and sale of HyperD chromatography media infringe four of PerSeptive's United States patents. PerSeptive is seeking unspecified monetary damages as well as injunctive relief. In a separate action, PerSeptive has alleged that certain statements made by the Company and Sepracor with respect to the performance of HyperD media, performance of PerSeptive's POROS(R) media, and the internal structures of POROS and HyperD media, including statements made in the Company's Prospectus dated March 24, 1994, constitute false advertising. PerSeptive also asserts that an additional perfusion chromatography patent has been allowed, and that another patent related to perfusion chromatography has been issued. The new perfusion chromatography patent contains claims similar to the other patents the Company and Sepracor are alleged to have infringed.

     The Company has received an opinion of its patent counsel, Pennie & Edmonds, to the effect that a properly informed court should conclude the manufacture, use and/or sale by the Company or its customers of the present HyperD products do not infringe any valid claims of the three United States patents held by PerSeptive relating to "perfusion chromatography." Allegations have also been made that another United States patent which relates to the chemistry of certain coatings applied during the manufacture of HyperD (the "coatings patent"), is infringed by the manufacture, sale or use of HyperD. The Company and Sepracor have asserted a counterclaim charging PerSeptive with unfair competition.

     On January 9, 1996, the United States District Court for the District of Massachusetts in part granted Sepracor and the Company's request of summary judgment with respect to three of PerSeptive's patents concerning "Perfusion Chromatography" (the "January 9 Order"). The Court ruled that persons in addition to those named in the three "perfusion" patents were inventors of the alleged inventions claimed in those patents. This ruling may ultimately dispose of PerSeptive's claims concerning the "perfusion" patents, depending on the Court's resolution of any effort to correct the patents and the outcome on appeal by PerSeptive of the January 9 Order or appeal by any party of any ruling regarding correction of inventorship.

     In its January 9 Order, the Court ruled that PerSeptive's claims related to the three "perfusion" patents would be dismissed on January 19, 1996, if PerSeptive had not requested correction of inventorship by that date. The Court postponed this deadline pending its ruling on PerSeptive's request for certification of an immediate appeal of the January 9 Order to the United States Court of Appeals for the Federal Circuit. On March 12, 1996, the Court denied PerSeptive's motion for immediate appeal and scheduled a hearing on deceptive intent on the part of PerSeptive, if PerSeptive moves to correct inventorship, for April 29, 1996 (the "March 12 Order"). The Court required PerSeptive to make any motion to correct by March 31, 1996. In response, PerSeptive requested that the Court vacate its January 9 and March 12 Orders, or in the alternative, correct the patents in such a way that the presently unnamed inventors obtained no rights to license the patents. The Court denied PerSeptive's motion to vacate and scheduled a hearing on PerSeptive's motion to correct the patents which was completed in August 1996. The District Court has not rendered a decision based on the August hearing.

     According to the January 9 and March 12 Orders, PerSeptive could correct inventorship if it bears the burden of proving that its initial designation of inventors was done without deceptive intent. PerSeptive has asserted that no motion to correct need be filed, and that the Company and Sepracor bear the burden of proving deceptive intent. PerSeptive also asserts that the unnamed inventors should not be added to the patents or given any right to license the patents, and that as a matter of law they did not err in not naming the two unnamed inventors, and did not name inventors with deceptive intent.

Sepracor and The Company contend that if PerSeptive is able to correct inventorship, the presently unnamed inventors would have independent rights to license the "perfusion" patents unless the Court ruled that the unnamed inventors are not entitled to such rights. If inventorship could not be corrected, the "perfusion" patents would be held invalid, subject to appeal by PerSeptive. A decision by the district Court to correct inventorship, or preventing the unnamed inventors from licensing the "perfusion" patents, would be subject to appeal by any party. PerSeptive could appeal any decision invalidating the patents for willful misdesignation of inventors.

     There can be no assurance that the Company and Sepracor will prevail in the pending litigation, and an adverse outcome in any of the patent infringement actions on any of the chromatography patents would have a materially adverse effect on the Company's future business and operations. The Company would be required to repay to Beckman part of certain payments if the Company terminates Beckman's right to use and sell HyperD media because a court finds HyperD media infringes any third party patents.

     Substantial funds have been and continue to be expended in connection with the defense of the litigation. Sepracor has agreed to control the defense of the litigation, and Sepracor and the Company share equally in expenses, net of insurance payments. In addition, in the event of any settlement or judgment adverse to the Company, Sepracor has agreed to indemnify the Company from and against any damages that the Company is required to pay with respect to its manufacture, use or sale of HyperD media products occurring prior to March 24, 1994.



LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations to date primarily from net proceeds provided from the Company's initial public offering, funds provided by Sepracor and equipment financing leases. As of December 31, 1996, the Company had $4,142,000 of cash and cash equivalents and $3,648,000 of working capital. Cash and cash equivalents of for the year ended December 31, 1996 increased by $2,063,000. In 1996, the Company generated cash from operations of $195,000. The improvement in cash provided by operations is primarily the result of the cost reduction program announced in 1995 and improved working capital management. The Company generated cash from financing activities of $3,190,000. The improvement in cash provided by financing activities is primarily due to converting the $5,500,000 Note payable to Sepracor into 1,369,788 shares of the Company's common stock. The proceeds from the conversion of the Note were offset by repayment of borrowings of $2,776,000. The Company used cash of $1,326,000 in investing activities primarily for the purchase of property and equipment.

     As of December 31, 1996, there was $1,025,000 outstanding under an available credit facility with a French commercial bank which is currently guaranteed by Sepracor. In addition, Sepracor guarantees certain capital lease obligations of the Company. The outstanding balance of the capital lease obligation guaranteed by Sepracor was $235,000 as of December 31, 1996.

     On December 31, 1996, the Company, in collaboration with Sepracor and certain of its other subsidiaries, amended its revolving credit agreement under which the Company may borrow up to $3,000,000, subject to limitations defined in the agreement and on borrowings outstanding by other companies. There were no borrowings outstanding under this agreement as of December 31, 1996. Interest is payable monthly in arrears at prime (8.25% at December 31, 1996) or, at the Company's discretion, the LIBOR rate (5.53% at December 31, 1996) plus 1.75%. The Company is required to pay a commitment fee equal to 1/2% per annum on the average unused line. The agreement requires the Company to maintain certain financial ratios and levels of cash balances, net worth and profitability. This facility is available until April 30, 1999 and is collateralized by the personal property of the Company. Sepracor is guarantor of any amounts outstanding under the agreement.

     Based upon the Company's current operating plan, the Company believes that its current cash balance is sufficient to fund the Company's operations into 1998. The Company's cash requirements may vary materially from those now planned because of factors such as the timing of significant product orders, commercial acceptance of new products, patent developments, the introduction of competitive products and acquisitions.

FUTURE OPERATING RESULTS

     Certain information contained in this Annual Report, including information with respect to the ability of the Company to obtain additional financing within the next twelve months, the success of the Company's HyperD media and the ProSys Workstation and information with respect to the Company's other plans and strategy for its business, including its plans to introduce products for use in producing monoclonal antibody-based drugs, consist of forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include the following:

     The Company and Sepracor are defendants in three lawsuits brought by PerSeptive, a competitor of the Company, alleging that the Company's and Sepracor's manufacture and sale of HyperD chromatography media infringe four of PerSeptive's United States patents dealing with liquid chromatography. PerSeptive is seeking unspecified monetary damages as well as injunctive relief. In response to certain allegations, the Company and Sepracor have asserted a counterclaim charging PerSeptive with unfair competition. See "Results of Operations" herein. There can be no assurance that the Company or Sepracor will prevail in pending litigation, and an adverse outcome in any of the patent infringement actions on any of the chromatography patents would have a materially adverse effect on the Company's future business and operations.

     The future success of the Company will depend largely on the success of two product lines: HyperD media, which was introduced in March 1993, and the chromatography workstation product line, which was introduced in late 1994. Sales of HyperD media have been, and are expected to continue to be, affected adversely by the pending litigation with PerSeptive described above. There can be no assurance that the Company's HyperD media or chromatography workstation product line will achieve commercial success, and any failure of such products to achieve such success would have a materially adverse effect on the business and results of operations of the Company.

     The Company could require additional funds in 1997 if, and to the extent, it fails to achieve its operating plan, which contemplates significant increases in sales of HyperD media and chromatography workstation product lines. At such time, as the Company requires additional financing, there can be no assurance that such financing will be available on favorable terms, if at all. If the Company requires additional financing and such capital is not available on acceptable terms from third parties, Sepracor may, but is not obligated to, guarantee or provide such financing.

     Sales of chromatographic media products, such as HyperD media, typically involve long lead times, and customers generally evaluate several different media products before committing to a volume purchase. Also, customers are typically reluctant to change media used in the production process for a pharmaceutical previously approved by the Federal Drug Administration ("FDA") because such a change would, in certain cases, require additional FDA approval. For these reasons, the Company's future success will depend in large part on its ability to sell its products to customers at the early stage of their product development cycles. There can be no assurance that the Company will be able to compete effectively against its existing or future competitors.

     In March 1995, the Company and Beckman Instruments, Inc. ("Beckman") entered into a joint distribution and development agreement, as discussed above. The Company may be required to return to Beckman all or part of payments made by Beckman under the agreement if the Company fails to meet certain milestones or if the Company terminates Beckman's right to use and sell licensed products, including HyperD media, because a court finds that any such licensed products infringe any third-party patents.

     In June 1995, the Company announced a major cost-reduction program that involved the consolidation of its facilities and a significant reduction in the number of employees, and in July 1995, in connection with this program, the Company completed the sale of Biopass, one of its French subsidiaries. The Company announced that the principal purpose of the program was to enable it to focus on the process development and process segments of the biopharmaceutical market. In connection with this program, the Company recorded restructuring and impairment charges totaling $4,144,000 in the second quarter of 1995. There can be no assurance that this program will not result in loss of customers or temporary sales or production disruptions that could have a materially adverse effect on the Company's operations.

     Because of the foregoing factors, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that its results of operations may fluctuate from period to period in the future.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of BioSepra Inc. and subsidiaries:

     We have audited the accompanying consolidated balance sheet of BioSepra Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1996, and the related consolidated statement of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of BioSepra Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the two years in the period then ended were audited by other auditors whose report dated February 27, 1996 (except as to information contained in the fourth paragraph of Note H and the seventh paragraph of Note C for which the date is March 29, 1996), expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioSepra Inc. and subsidiaries as of December 31, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                             /s/ Arthur Andersen LLP


Boston, Massachusetts
January 29, 1997

                                  BioSepra Inc.



CONSOLIDATED BALANCE SHEETS
---------------------------

DECEMBER 31, (In thousands, except par value amounts)                            1996       1995
--------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Note B)                                         $  4,142    $  2,079
  Cash held in escrow (Note I)                                                     --       1,614
  Marketable securities                                                           360          --
  Restricted Cash                                                                 167          --
  Accounts receivable (less allowance for doubtful
    accounts, $233 in 1996 and $92 in 1995)                                     3,030       3,495
  Inventories (Note D)                                                          3,481       3,120
  Prepaid and other current assets                                                 54          25
--------------------------------------------------------------------------------------------------
              Total current assets                                             11,234      10,333
--------------------------------------------------------------------------------------------------

Property and equipment, net (Note E)                                            2,168       2,139
Goodwill, net                                                                   9,254       9,892
Other assets                                                                      513       1,460
--------------------------------------------------------------------------------------------------
              Total assets                                                   $ 23,169    $ 23,824
--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt
     and capital leases (Notes F and G)                                      $    497    $  2,781
  Accounts payable                                                              1,365         966
  Related parties payable (Note C)                                                157         812
  Accrued expenses                                                              1,555       1,387
  Accrued expenses relating to acquisition (Note I)                               352         371
  Accrued restructuring (Note K)                                                   14         171
  Deferred contract revenue (Note L)                                            3,646       3,500
  Acquisition payable (Note I)                                                     --       1,614
--------------------------------------------------------------------------------------------------
              Total current liabilities                                         7,586      11,602
--------------------------------------------------------------------------------------------------
Long-term debt and capital leases, net of current portion (Notes F and G)       1,141       1,308
Commitments and contingencies (Notes G and H)
--------------------------------------------------------------------------------------------------
              Total liabilities                                                 8,727      12,910
--------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (Note O)
  Preferred stock, $0.01 par value, 1,000 shares authorized;
     none issued and outstanding                                                   --          --
  Common stock, $0.01 par value, 12,000 shares authorized;
     issued and outstanding 8,416 shares in 1996
     and 7,021 shares in 1995                                                      84          70
  Additional paid-in capital                                                   40,485      35,085
  Unearned compensation, net                                                     (322)       (685)
  Accumulated deficit                                                         (25,918)    (23,798)
  Cumulative translation adjustments                                              113         242
--------------------------------------------------------------------------------------------------
              Total shareholders' equity                                       14,442      10,914
--------------------------------------------------------------------------------------------------
              Total liabilities and shareholders' equity                     $ 23,169    $ 23,824
--------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

                                  BioSepra Inc.


CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------

FOR THE YEARS ENDED DECEMBER 31,(In thousands, except per share amounts)       1996        1995       1994
------------------------------------------------------------------------------------------------------------
REVENUES (NOTE B):
  Product sales                                                              $13,423    $ 12,380    $ 10,920
  License fees                                                                   900          --          --
  Related party collaborative research and development                            --         107         146
  Collaborative research and development                                          --          --         230
------------------------------------------------------------------------------------------------------------
              Total revenues                                                  14,323      12,487      11,296
------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES:
  Cost of products sold                                                        6,338       8,344       5,933
  Research and development                                                     2,399       2,761       3,383
  Selling, general and administrative                                          7,573       9,544       9,605
  Restructuring and impairment costs (Notes J and K)                              --       4,144          --
  Purchase of in-process research and development (Note I)                        --          --       3,500
------------------------------------------------------------------------------------------------------------
              Total costs and expenses                                        16,310      24,793      22,421
------------------------------------------------------------------------------------------------------------
              Loss from operations                                            (1,987)    (12,306)    (11,125)

OTHER INCOME (EXPENSE):
   Interest income                                                               186         381         443
   Interest expense                                                             (214)       (448)       (250)
   Other income (expense)                                                       (105)       (302)       (191)
------------------------------------------------------------------------------------------------------------
          Net loss                                                           $(2,120)   $(12,675)   $(11,123)
------------------------------------------------------------------------------------------------------------

Net loss per common and common equivalent share (Note B)                     $  (.27)   $  (1.81)   $  (1.73)
Weighted average number of common and common equivalent shares outstanding     7,832       7,004       6,417



The accompanying notes are an integral part of the consolidated financial statements.

                                  BioSepra Inc.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------

                                                             Additional   Unearned     Accumu-    Cumulative       Total
FOR THE YEARS ENDED DECEMBER 31,            Common Stock      Paid-in      Compen-      lated    Translation   Shareholders'
1996, 1995 AND 1994 (IN THOUSANDS)      Shares      Amount    Capital      sation      Deficit   Adjustment       Equity
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993               4,000     $40     $ 14,970           --            --      $(119)     $ 14,891
----------------------------------------------------------------------------------------------------------------------------
Investment by Parent Company                  --      --        1,042           --            --         --         1,042
Issuance of common stock options              --      --        1,131       (1,131)           --         --            --
Unearned compensation amortization            --      --           --          223            --         --           223
Issuance of common stock in initial
     public offering (net of issuance
     costs totaling $3,106)                3,000      30       17,894           --            --         --        17,924
Net loss                                      --      --           --           --       (11,123)        --       (11,123)
Change in translation adjustment              --      --           --           --            --         53            53
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994               7,000      70       35,037         (908)      (11,123)       (66)       23,010
----------------------------------------------------------------------------------------------------------------------------
Unearned compensation amortization            --      --           --          223            --         --           223
Issuance of common stock under
     stock plans                              21      --           48           --            --         --            48
Net loss                                      --      --           --           --       (12,675)        --       (12,675)
Change in translation adjustment              --      --           --           --            --        308           308
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995               7,021      70       35,085         (685)      (23,798)       242        10,914
----------------------------------------------------------------------------------------------------------------------------
Unearned compensation amortization
     and termination                          --      --         (202)         363            --         --           161
Issuance of common stock under
     stock plans                              25      --           68           --            --         --            68
Issuance of common stock upon
     conversion of subordinated
     convertible note                      1,370      14        5,534           --            --         --         5,548
Net loss                                      --      --           --           --        (2,120)        --        (2,120)
Change in translation adjustment              --      --           --           --            --       (129)         (129)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996               8,416     $84     $ 40,485      $  (322)     $(25,918)     $ 113      $ 14,442
----------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.


                                  BioSepra Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

FOR THE YEARS ENDED DECEMBER 31, (In thousands)                                 1996           1995           1994
---------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net loss                                                                    $(2,120)       $(12,675)       $(11,123)
   Adjustments to reconcile net loss to net cash provided by
   (used in) operating activities:
  Depreciation and amortization                                                 2,400           2,037           1,503
  Provision for doubtful accounts                                                 142             269              61
  Loss on disposition of long-term assets                                          10              10              45
  Restructuring and impairment costs                                               --           2,629              --
  Purchase of in-process research and development                                  --              --           3,500
  Changes in operating assets and liabilities, net of effects of disposed business:
    Accounts receivable                                                           230            (393)         (2,790)
    Inventories                                                                  (364)          1,676            (265)
    Prepaid and other current assets                                              (30)             74            (427)
    Accounts payable                                                              443          (1,501)          1,501
    Related parties payable                                                      (654)            567             247
    Accrued expenses                                                              208            (352)            906
    Accrued expenses relating to acquisition                                      (13)           (170)            191
    Accrued restructuring                                                        (204)            162              --
    Deferred contract revenue                                                     147           2,757            (110)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                               195          (4,910)         (6,761)
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and equipment                                           (1,018)           (404)           (948)
  Proceeds from sales of equipment                                                147              34               2
  Decrease in notes receivable from employees                                      --              --             100
  Increase in marketable securities                                              (360)             --              --
  Increase in restricted cash                                                    (170)             --              --
  Decrease (Increase) in other assets                                              75             (66)           (303)
  Cash paid for purchase of Biopass S.A., net of cash acquired                     --              --          (3,306)
  Cash purchase price of Biopass S.A. held in escrow                            1,614              --          (1,483)
  Decrease in acquisition payable                                              (1,614)             --              --
---------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (1.326)           (436)         (5,938)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from investment by parent company                                    5,548              --           1,042
  Net proceeds from initial public offering                                        --              --          17,924
  Proceeds from issuance of common stock                                           68              48              --
  Borrowings (repayments) under line of credit agreements                      (2,299)         (1,701)          1,706
  Long-term borrowings                                                            350           1,503              73
  Repayments on long-term borrowings                                             (477)           (381)           (137)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                             3,190            (531)         20,608
---------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                        4             (27)             24
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            2,063          (5,904)          7,933
Cash and cash equivalents at beginning of year                                  2,079           7,983              50
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        4,142        $  2,079        $  7,983
---------------------------------------------------------------------------------------------------------------------
Supplemental schedule of cash flows information:
  Cash paid for interest                                                      $   231        $    431        $    214
  Acquisition of equipment under capital lease                                $    61        $    347        $     90
---------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

A. NATURE OF THE BUSINESS:
BioSepra Inc. and subsidiaries (the "Company") was established in December 1993 as a wholly owned subsidiary of Sepracor Inc. ("Sepracor"). Effective as of January 1, 1994, Sepracor transferred to the Company the chromatography business of Sepracor, including all of the outstanding shares of Sepracor S.A. (now BioSepra S.A., a wholly-owned subsidiary of the Company). The Company develops, manufactures and sells chromatographic media and process design instruments for use by pharmaceutical companies in the purification of biopharmaceuticals.

Operating losses from inception through the January 1, 1994, effective date of Sepracor's transfer of assets and technology, were recorded as a reduction in the net balance advanced to the Company by Sepracor. As of January 1, 1994, the Company entered into various agreements wherein Sepracor agreed to provide certain services and facilities to the Company in accordance with the terms described in Note C. Sepracor provided the working capital to fund the Company's business until the closing of the initial public offering in March, 1994.

The 1994 financial statements include the results of operations and net assets of Biopass S.A. since the date of acquisition, September 1994. The acquisition was accounted for under the purchase method of accounting. The 1995 financial statements include the results of operations of Biopass S.A. through July 19, 1995, when the sale of Biopass S.A. was completed.

The Company is subject to risks common to companies in its industry including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel and protection of proprietary technology.


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
PRINCIPLES OF CONSOLIDATION
Consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balance and transactions have been eliminated in consolidation.

TRANSLATION OF FOREIGN CURRENCIES
The accounts of the Company's international subsidiaries are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation". Accordingly, the assets and liabilities of the Company's international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date. Statement of operations amounts are translated at average exchange rates prevailing during the period. The resulting translation adjustment is recorded in the cumulative translation adjustment account in shareholders' equity. Foreign exchange transaction gains and losses are included in other expense in the accompanying statement of operations.

USE OF ESTIMATES
The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES
The Company applies SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 1996 cash equivalents primarily consist of $1,763,000 in a repurchase agreement and $1,612,000 in a money market instrument. At December 31, 1995 cash equivalents primarily consist of $145,000 in a repurchase agreement and $1,736,000 in a money market instruments.

The Company's marketable securities are classified as held-to-maturity and are recorded at amortized cost, which approximates fair market value. At December 31, 1996, marketable securities consisted of a bond with original maturity of less than six months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


RESTRICTED CASH
The Company has $167,000 of restricted cash at December 31, 1996 held in an escrow account at a French commercial bank. The restricted cash represents the portion of a contract advance for the purchase of materials to be used in the manufacturing process for a customer's product. The amount due the Company is held as a guarantee for 60 days after the product is shipped to the customer.

CONCENTRATION OF CREDIT RISK
SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with financial institutions. Financial instruments that subject the Company to credit risk consist primarily of trade accounts receivable. Customers with amounts due to the Company that represent greater than 10% of the accounts receivable balance are as follows:

          Year Ended December 31:                   1996     1995
          -------------------------------------------------------
          Customer A                                 26%      11%
          Customer B                                 15%      --
          Customer C                                  --      16%

Revenue from significant customers are as follows:

          Year Ended December 31:                   1996     1995   1994
          --------------------------------------------------------------
          Customer A                                 25%      --     --
          Customer B                                 13%      --     20%
          Customer C                                 --       11%    --

For financial information by geographic area see Note N.

SOFTWARE DEVELOPMENT COSTS
In accordance with the provision of SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", the Company capitalized $199,000 and $518,000 of software costs in 1995 and 1994, respectively. The costs are being amortized over the expected number of units to be shipped. Amortization of $311,000, $165,000 and $19,000 was charged to cost of sales in 1996, 1995 and 1994, respectively. There were no capitalizable software costs in 1996.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory, manufacturing and office equipment have estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining term of the lease.

GOODWILL AND OTHER ASSETS
Goodwill is amortized using the straight-line method over 20 years. Accumulated amortization was approximately $3,510,000 and $2,872,000 in 1996 and 1995, respectively. The Company capitalizes all significant costs associated with the successful filing of a patent application as a component of other assets in the accompanying consolidated balance sheet. Patent costs are being amortized over their estimated useful lives, not to exceed 17 years. Accumulated amortization for patent costs was approximately $370,000 and $240,000 in 1996 and 1995, respectively. Purchased technology is recorded at cost, is included in other assets in the accompanying consolidated balance sheet and consisted of Biopass S.A.'s chromatography columns technology and patents. Amortization was provided over the estimated life of three years. Accumulated amortization was approximately $148,000 in 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


The Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" in 1995. SFAS 121 requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of goodwill and other assets at each reporting period based on the discounted projected cash flows of the related asset. In 1996, the Company wrote off the remaining unamortized portion of the technology retained as part of the sale of BioPass of approximately $741,000.

REVENUE RECOGNITION
Revenues from media and small-scale bioprocess instrument sales are recognized when goods are shipped, and from production-scale systems when installation is complete. Revenues for contracted services and research and development contracts are recorded based on effort incurred or milestones achieved in accordance with the terms of the contract. Deferred contract revenue represents progress payments received from customers pursuant to contract revenues not yet recorded.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed in the period incurred.

NET LOSS PER COMMON SHARE AND COMMON EQUIVALENT SHARE
The net loss per common share for the years ended December 31, 1996, 1995 and 1994 are computed based upon the weighted average number of common shares outstanding and gives effect to certain adjustments described below. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and common equivalent shares issued during the twelve-month period prior to the Company's initial public offering have been included in the calculation as if they were outstanding from January 1, 1994, to the Company's initial public offering in March, 1994.

OTHER
On March 3, 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. When adopted, the statement will require restatement of prior years' earnings per share. The Company will adopt this statement for its fiscal year ended December 31, 1997. In addition, the Company believes that the adoption of SFAS No. 128 will not have a material effect on its financial statements.


C. ALLOCATIONS FROM AND AGREEMENTS WITH SEPRACOR AND HEMASURE:
Since the Company's inception, all facilities and support services of U.S. operations of the Company, including administrative support, have been provided by Sepracor. For these facilities and services, the Company was charged approximately $513,000, $584,000 and $481,000 for the years ended December 31, 1996, 1995 and 1994, respectively. These charges represent an allocation of the Company's proportionate share of Sepracor's overhead costs using formulas which management believes are reasonable based upon the Company's use of such facilities and services. All other costs of United States operations, including payroll costs, are directly attributable to the Company. Net amounts payable to Sepracor at December 31, 1996 and 1995 were $157,000 and $818,000, respectively. Prior to March 1994, these amounts had been paid by Sepracor for the Company.

Under a Corporate Services Agreement, commencing January 1, 1994, the Company receives certain basic support services from Sepracor in exchange for a variable monthly payment, adjusted annually. These basic services include laboratory support as well as assistance with certain administrative services, including recruiting and benefits administration, purchasing, data processing, risk management, corporate communications, patents and legal, accounting, finance and treasury activities. The Company may request additional services, if available, from Sepracor for which it has agreed to pay Sepracor the fully allocated costs of those services. The Service Agreement is renewable for two one-year increments by the Company and is cancelable by the Company with 60 days notice. The fixed monthly payments to Sepracor for basic support services under the Corporate Services Agreement in 1996 were $17,315 for a total allocated cost of approximately $208,000. In 1995, the monthly payments to Sepracor ranged from $15,200 to $17,000, for a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


total allocated cost of $197,000. In 1994, the fixed monthly payments to Sepracor were $18,300 for a total allocated cost of approximately $220,000. During 1996, the Company provided warehouse, shipping and receiving services to Sepracor. Total payments received from Sepracor amounted to $20,750.

Under a Sublease Agreement, the Company leases certain laboratory, research and office space from Sepracor through 2007 in exchange for monthly rent payments which increase at various dates and which approximate the Company's proportionate share of Sepracor's cost of providing the facilities, including building maintenance, utilities and other operating costs (see Note G).

Under a Technology Transfer and License Agreement, Sepracor transferred to the Company all technology owned or controlled by Sepracor, including trade secrets, patents and patent applications, that relates to and is used in researching, developing or manufacturing products in the Company Field. The Company Field means generally the separation of biological molecules. Further, Sepracor has granted an exclusive license to the Company for any improvements to the transferred technology which are developed, or otherwise acquired, by Sepracor during the period beginning on the date of the Technology Transfer and License Agreement and terminating on the earlier of January 1, 1998 or the acquisition of Sepracor or the Company (the "Effective Period"). The Company has granted to Sepracor an exclusive license to the transferred technology for the development, manufacture, use or sale of any products within the field of chiral synthesis, chiral separations and the development, manufacture, use or sale of chiral drugs and chiral drug intermediates, as well as a non-exclusive license to the transferred technology for the development, manufacture, use or sale of any products outside of the Company Field. All licenses are royalty-free. Sepracor has also granted the Company a right of first refusal to any product that Sepracor proposes to sell, or license a third party to sell during the Effective Period, for use within the Company Field.

In addition, in March 1998, Sepracor is entitled to certain rights with respect to the registration under the Securities Act of a total of 4,000,000 shares of Common Stock. These rights provide that Sepracor may require the Company, on two occasions, to register the shares having an aggregate offering price of at least $5,000,000, subject to certain conditions and limitations.

Prior to September 1995, the Company provided management information services and warehouse, shipping and receiving services to Hemasure for a fixed monthly fee of $6,020. Payments received from Hemasure amounted to $48,160 in 1995. In September 1995, the Company transferred its warehouse employees and facility lease to HemaSure. HemaSure provided warehouse, shipping and receiving services to the Company in exchange for a fixed monthly payment of $4,500. Total charges paid to HemaSure amounted to $18,100 in 1995. In March 1996, HemaSure transferred the warehouse employees back to the Company. Total warehouse charges paid to HemaSure amounted to $7,900 in 1996. Net amounts receivable from Hemasure at December 31, 1995 was $6,000. There was no amounts receivable from or due to Hemasure at December 31, 1996.

On, March 29, 1996, the Company entered into a $5,500,000 Convertible Subordinated Note (the Note) with Sepracor. Principal and interest were due and payable on March 29, 2000. The Note bore interest per annum at Sepracor's borrowing rate less 1/2%. On June 10, 1996, Sepracor exercised it's option to convert the outstanding principal and interest on the Note into shares of common stock. The Note was converted into one share of common stock for every $4.05 of principal and interest outstanding resulting in 1,369,788 shares of common stock issued to Sepracor.


D.   INVENTORIES:
Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following at December 31, (in thousands)


                                                                              1996     1995
-------------------------------------------------------------------------------------------
Raw materials                                                               $1,155   $  998
Work in progress                                                               310      240
Finished goods                                                               2,016    1,882
-------------------------------------------------------------------------------------------
                                                                            $3,481   $3,120
-------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


E. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following at December 31,  (in thousands)         1996       1995
--------------------------------------------------------------------------------------------------------
Laboratory and manufacturing equipment                                                $ 2,454    $ 2,556
Office equipment                                                                        1,283      1,112
Leasehold improvements                                                                  1,137        784
--------------------------------------------------------------------------------------------------------
                                                                                        4,874      4,452
Accumulated depreciation and amortization                                              (2,752)    (2,348)
--------------------------------------------------------------------------------------------------------
                                                                                        2,122      2,104
Construction in progress                                                                   46         35
--------------------------------------------------------------------------------------------------------
                                                                                      $ 2,168    $ 2,139
--------------------------------------------------------------------------------------------------------

Depreciation and amortization expense was $729,000, $789,000 and $492,000 for the years ended December 31, 1996, 1995 and 1994, respectively.


F.  NOTES PAYABLE AND LONG-TERM DEBT:

Notes Payable and Long-Term Debt consists of the following
at December 31, (in thousands)                                                  1996     1995
----------------------------------------------------------------------------------------------
8.77% French Franc Loan payable in quarterly installments through 2000         $1,012   $1,376
Non-interest bearing Related party promissory note payable in monthly
       installments through 2000                                                  327       --
Obligations under capital leases (See Note  G)                                    279      322
Variable rate, 4.95% - 9.6%, French Franc Line of Credit                           13      324
8.05% French Franc Term Loan payable in monthly installments through
     1997                                                                           7       16
Revolving Credit Agreement                                                         --    2,000
8.75% French Franc Term Loan payable in quarterly installments
     through 1996                                                                  --       51
----------------------------------------------------------------------------------------------
                                                                                1,638    4,089
Less current portion                                                              497    2,781
----------------------------------------------------------------------------------------------
Total long-term debt                                                            1,141   $1,308
----------------------------------------------------------------------------------------------


On December 31, 1996, the Company, in collaboration with Sepracor and certain of its other subsidiaries, amended its revolving credit agreement under which the Company may borrow up to $3,000,000, subject to limitation defined in the agreement and on borrowings outstanding by other companies. Borrowings outstanding under this agreement were none and $2,000,000 for the Company as of December 31, 1996 and 1995, respectively. Interest is payable monthly in arrears at prime (8.25% at December 31, 1996) or, at the Company's discretion, the LIBOR rate (5.53% at December 31, 1996) plus 1.75%. The Company is required to pay a commitment fee equal to 1/2% per annum on the average unused line. The agreement requires the Company to maintain certain financial ratios and levels of cash balances, net worth and profitability. This facility is available until April 30, 1999 and is collateralized by the personal property of the Company. Sepracor is guarantor of any amounts outstanding under the agreement.

The Company's French subsidiary has an available credit facility aggregating $385,000 from one French commercial bank, of which $13,000 and $324,000 was outstanding at December 31, 1996 and 1995, respectively. The amount available under this credit facility, which is payable on demand, is guaranteed and cross-collateralized by Sepracor. The interest rate at December 31, 1996 and 1995 was 5.012% and 6.5%, respectively.

Minimum annual principal repayments of notes payable and long-term debt, excluding capital leases, in each of the next five fiscal years are as follows:
1997 - $391,000; 1998 - $371,000; 1999 - $371,000; 2000 - $226,000; 2001 - none.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


G. COMMITMENTS:

Future minimum payments under all noncancelable leases in effect at December 31,
1996 are as follows (in thousands):
                                                Capital   Operating   Sub-Lease
Year                                            Leases     Leases     Sepracor      Total
-----------------------------------------------------------------------------------------
1997                                             $136       $301        $ 72      $  509
1998                                              136        149          72         357
1999                                               56          7          72         135
2000                                               --         --          72          72
2001                                               --         --          72          72
Thereafter                                         --         --         288         288
----------------------------------------------------------------------------------------
Total minimum lease payments                     $328       $457        $648       1,433
----------------------------------------------------------------------------------------
Less amount representing interest                  49         --          --          49
----------------------------------------------------------------------------------------
Present value of minimum lease payments          $279       $457        $648      $1,384
----------------------------------------------------------------------------------------

Future minimum lease payments under operating and noncancelable capital leases relate to the French subsidiary's office, laboratory and production facilities, equipment and motor vehicles as well as office and computer equipment and a motor vehicle in the U.S. The terms of arrangements with two leasing companies contain bargain purchase provisions at the expiration of the lease terms of 24 months and 42 months. In some instances, the Company is required to make a deposit of 20% of the original equipment cost which earns interest at an annual rate of 4%. Under certain circumstances, Sepracor is the guarantor of debt incurred to acquire equipment under the leasing facilities. The facility lease requires the Company to pay its allocated share of taxes and operating costs in addition to the annual base rent payments. Rental expense under these and other leases amounted to $663,000, $556,000 and $597,000 for the years ended December 31, 1996, 1995 and 1994, respectively.


H.  LITIGATION:
      The Company and Sepracor are defendants in three lawsuits brought by PerSeptive Biosystems, Inc., a competitor of the Company, in the United States District Court for the District of Massachusetts. In actions commenced in October 1993 and January 1995, PerSeptive has alleged that the Company's and Sepracor's manufacture and sale of HyperD chromatography media infringe four of PerSeptive's United States patents. PerSeptive is seeking unspecified monetary damages as well as injunctive relief. In a separate action, PerSeptive has alleged that certain statements made by the Company and Sepracor with respect to the performance of HyperD media, performance of PerSeptive's POROS(R) media, and the internal structures of POROS and HyperD media, including statements made in the Company's Prospectus dated March 24, 1994, constitute false advertising. PerSeptive also asserts that an additional perfusion chromatography patent has been allowed, and that another patent related to perfusion chromatography has been issued. The new perfusion chromatography patent contains claims similar to the other patents the Company and Sepracor are alleged to have infringed.

The Company has received an opinion of its patent counsel, Pennie & Edmonds, to the effect that a properly informed court should conclude the manufacture, use and/or sale by the Company or its customers of the present HyperD products do not infringe any valid claims of the three United States patents held by PerSeptive relating to "perfusion chromatography." Allegations have also been made that another United States patent which relates to the chemistry of certain coatings applied during the manufacture of HyperD (the "coatings patent"), is infringed by the manufacture, sale or use of HyperD. The Company and Sepracor have asserted a counterclaim charging PerSeptive with unfair competition.

On January 9, 1996, the United States District Court for the District of Massachusetts in part granted Sepracor and the Company's request of summary judgment with respect to three of PerSeptive's patents concerning "Perfusion Chromatography" (the "January 9 Order"). The Court ruled that persons in addition to those named in the three "perfusion" patents were inventors of the alleged inventions claimed in those patents. This ruling may ultimately dispose of PerSeptive's claims concerning the "perfusion" patents, depending on the Court's resolution of any effort to correct the patents and the outcome on appeal by PerSeptive of the January 9 Order or appeal by any party of any ruling regarding correction of inventorship.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


In its January 9 Order, the Court ruled that PerSeptive's claims related to the three "perfusion" patents would be dismissed on January 19, 1996, if PerSeptive had not requested correction of inventorship by that date. The Court postponed this deadline pending its ruling on PerSeptive's request for certification of an immediate appeal of the January 9 Order to the United States Court of Appeals for the Federal Circuit. On March 12, 1996, the Court denied PerSeptive's motion for immediate appeal and scheduled a hearing on deceptive intent on the part of PerSeptive, if PerSeptive moves to correct inventorship, for April 29, 1996 (the "March 12 Order"). The Court required PerSeptive to make any motion to correct by March 31, 1996. In response, PerSeptive requested that the Court vacate its January 9 and March 12 Orders, or in the alternative, correct the patents in such a way that the presently unnamed inventors obtained no rights to license the patents. The Court denied PerSeptive's motion to vacate and scheduled a hearing on PerSeptive's motion to correct the patents which was completed in August 1996. The District Court has not rendered a decision based on the August hearing.

According to the January 9 and March 12 Orders, PerSeptive could correct inventorship if it bears the burden of proving that its initial designation of inventors was done without deceptive intent. PerSeptive has asserted that no motion to correct need be filed, and that the Company and Sepracor bear the burden of proving deceptive intent. PerSeptive also asserts that the unnamed inventors should not be added to the patents or given any right to license the patents, and that as a matter of law they did not err in not naming the two unnamed inventors, and did not name inventors with deceptive intent. Sepracor and The Company contend that if PerSeptive is able to correct inventorship, the presently unnamed inventors would have independent rights to license the "perfusion" patents unless the Court ruled that the unnamed inventors are not entitled to such rights. If inventorship could not be corrected, the "perfusion" patents would be held invalid, subject to appeal by PerSeptive. A decision by the district Court to correct inventorship, or preventing the unnamed inventors from licensing the "perfusion" patents, would be subject to appeal by any party. PerSeptive could appeal any decision invalidating the patents for willful misdesignation of inventors.

There can be no assurance that the Company and Sepracor will prevail in the pending litigation, and an adverse outcome in any of the patent infringement actions on any of the chromatography patents would have a materially adverse effect on the Company's future business and operations. The Company would be required to repay to Beckman part of certain payments if the Company terminates Beckman's right to use and sell HyperD media because a court finds HyperD media infringes any third party patents.

Substantial funds have been and continue to be expended in connection with the defense of the litigation. Sepracor has agreed to control the defense of the litigation, and Sepracor and the Company share equally in expenses, net of insurance payments. In addition, in the event of any settlement or judgment adverse to the Company, Sepracor has agreed to indemnify the Company from and against any damages that the Company is required to pay with respect to its manufacture, use or sale of HyperD media products occurring prior to March 24, 1994.


I.  ACQUISITION OF BIOPASS:
In September 1994 the Company completed the acquisition of Biopass S.A. ("Biopass"), a French company that manufactures and distributes downstream production-scale purification and chromatography systems. The purchase price was $5,024,000 ($3,000,000 paid immediately in cash, $1,500,000 to be paid in either cash or the Company's common stock, provided the common stock issued does not exceed 4% of the Company's total outstanding shares or equivalent French Francs, or a combination of the two in April 1996 and $524,000 of acquisition costs). The French Francs totaling 7,917,000 were placed in escrow until the Company paid the final installment of $1,500,000 in April 1996. The acquisition was accounted for under the purchase method of accounting and, accordingly, the net assets and operations of Biopass were included in the Company's financial statements since the date of acquisition. Total assets of $2,802,000 were acquired and approximately $3,747,000 of liabilities were assumed by the Company in the acquisition. The Company recorded a non-recurring charge of $3,500,000 identified as "in-process research and development" representing that portion of the purchase price paid for Biopass' on going research and development projects that had not yet resulted in commercially viable products. The Company continued to invest in the development and commercialization of the purchased research and development until the date of disposition. The remaining excess purchase price of $2,469,000 was recorded as goodwill; the unamortized balance at June 30, 1995 was written off as part of the sale of Biopass (see Note J).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


If the acquisition had taken place at the beginning of the year ended December 31, 1994, giving effect to adjustments for increased depreciation and amortization, elimination of intercompany transactions and the in-process research and development charge, the pro forma revenues, net loss and net loss per common and common equivalent share would have been $12,208,000, $11,875,000 and $1.85 respectively, for the year ended December 31, 1994.


J. DISPOSAL OF BIOPASS:
On July 19, 1995, the Company completed the sale of its subsidiary, Biopass, while the Company retained the chromatography column technology that it assumed when it acquired Biopass in 1994 (See Note I). BioSepra S.A. sold its shares in Biopass for a total sale price of $1.3 million which is payable in quarterly installments of $100,000 from September 30, 1995 through June 30, 1996, and $150,000 is payable beginning on September 30, 1996 through December 31, 1997. The full value of the sale price was reserved for pending the buyer's payment and will be recognized as payments are received. In 1995 one payment of $100,000 was received. No payments were received in 1996. This sales contract also provided for a renewable royalty-free technology license. This license allows the buyer to develop, manufacture and sell products that incorporate the technology retained by the Company, however, the Company will be the exclusive seller during the period in which the buyer is required to make installment payments for the purchase of Biopass. The Company had committed to the minimum purchase of $1,000,000 per year, provided minimum net gross margins are met. In January 1996, the commitment to purchase chromatography columns and accessories was terminated by the Company due to inability of the purchaser to meet certain commitments.

The results of Biopass' operations through July 19, 1995, have been included in the accompanying consolidated statement of operations for the year ended December 31, 1995. Total revenues, loss from operations and net loss for Biopass for this period are $1,878,000, $1,208,000 and $44,000, respectively. The loss of $2,964,000, on the disposal, was included in restructuring and impairment costs in the accompanying consolidated statement of operations for the year ended December 31, 1995 (see Note K). The net liabilities are excluded from the Company's consolidated balance sheet for 1995.


K. RESTRUCTURING AND IMPAIRMENT:
In June 1995, the Company announced a major cost-reduction program that involved the consolidation of its facilities and a significant reduction in the number of employees. The purpose of the program was to enable the Company to focus on the process development and process segments of the biopharmaceutical market. In connection with this program in July 1995, the Company completed the sale of Biopass, one of its French subsidiaries. As part of the cost-reduction program, the Company recorded restructuring and impairment charges totaling $4,144,000 in the second quarter of 1995. Of this amount $1,180,000 represents severance and benefits related to the reduction in work force in the U.S. and France, and $2,964,000 represents the write down of assets and intangibles to their net realizable value. The Company has terminated 55 employees as part of the cost reduction program consisting of research and development, administrative, production and marketing/sales personnel. The Company paid $140,000 and $1,025,000 of the costs relating to the employee reduction in the years ended December 31, 1996 and 1995, respectively. The Company expects the remaining severance and medical payments to be completed in 1997. There can be no assurances that this program will not result in loss of customers, temporary sales or production disruptions that could have a material adverse effect on the Company's operations.


L. DISTRIBUTION AGREEMENT:
In March 1995, the Company and Beckman Instruments, Inc. ("Beckman") entered into a joint distribution and development agreement. The agreement was extended in July 1996, allowing Beckman to market on a worldwide exclusive basis for a period of three years certain HyperD(TM) chromatographic columns and provides for the development (in accordance with certain milestones) and manufacture by the Company of chromatographic systems for Beckman. Under the agreement, Beckman made payments of $1,400,000 and $3,500,000 in 1996 and 1995, respectively. The Company may be required to return to Beckman part of such payments made by Beckman under the agreement if the Company fails to meet such milestones or if the Company terminates Beckman's right to use and sell licensed products, including HyperD media, because a court finds that any such licensed products infringe any third party patents. The Company recognized revenue totaling $900,000 and $400,000 during 1996 and 1995, respectively and has recorded deferred revenue of $3,600,000 and $3,500,000 as of December 31, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


M. INCOME TAXES:
INCOME TAXES
The Company accounts for income taxes in accordance with the SFAS No.109, "Accounting for Income Taxes" which requires the recognition of deferred tax assets or deferred tax liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of existing assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company's statutory and effective tax rates were 34% and 0%, respectively in 1996, 1995 and 1994 due to a net loss in each year and the nonrecognition of any deferred tax asset for its net operating loss carryforwards. At December 31, 1996, the Company had federal and state tax net operating loss carryforwards of approximately $9,372,000 and $8,993,000, which will expire in the year 2011 and the year 2001, respectively. The Company also had a net operating loss carryforward from its operations in France of approximately $14,329,000. Approximately $9,328,000 of this net operating loss carryforward will expire over a three year period between 1998 and 2000, and the remainder may be used indefinitely. At December 31, 1996, the Company had federal and state research and experimentation credit carryforwards of approximately $158,000 and $199,000, respectively, which will expire in the year 2011.

Net operating losses of the Company incurred while operating as a division of Sepracor are not available for carryforward because the Company's results for those periods were included in the consolidated tax return of Sepracor.

The components of the Company's net deferred tax asset are as follows at December 31 (in thousands):

                                              1996                   1995
--------------------------------------------------------------------------
Assets
      Foreign NOL carryforwards           $  4,776                $  5,240
      Domestic NOL carryforwards             3,814                   4,783
      Deferred revenue                       1,442                     --
      Inventory reserve                        282                     372
      Tax credit carryforwards                 357                     219
      General accruals                         294                     258
      Capitalized technology                   427                     234
      Other                                    339                     395
Liabilities
      Property and equipment                  (173)                   (225)
---------------------------------------------------------------------------
Subtotal                                    11,558                  11,276
      Valuation allowance                  (11,558)                (11,276)
---------------------------------------------------------------------------
Net deferred tax asset                    $    --                 $   --
---------------------------------------------------------------------------

A valuation reserve is established if all or a portion of the deferred tax asset is not likely to be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


N.   SEGMENT  INFORMATION:
The Company develops, manufactures and markets processes and products for the separation and purification of biopharmaceutical compounds. The Company operates exclusively in the separations business, which the Company considers to be one business segment.
Financial information by geographic area is as follows for the years indicated:

For the years ended December 31,  (in thousands)

                                                1996       1995       1994
----------------------------------------------------------------------------
REVENUES
United States
     Unaffiliated customers                  $ 8,136    $  5,054    $  4,538
     Related parties                            --             2           9
      Transfer to other geographic areas         431         487         347
----------------------------------------------------------------------------
                                               8,567       5,543       4,894
----------------------------------------------------------------------------
Europe
     Unaffiliated customers                    6,187       7,324       6,603
     Related parties                            --           107         146
      Transfer to other geographic areas       2,999       1,596       3,209
----------------------------------------------------------------------------
                                               9,186       9,027       9,958
----------------------------------------------------------------------------
Eliminations and adjustments                  (3,430)     (2,083)     (3,556)
----------------------------------------------------------------------------
Total revenues                               $14,323    $ 12,487    $ 11,296
----------------------------------------------------------------------------
OPERATING INCOME (LOSS)
United States                                $(3,743)   $ (6,291)   $ (7,403)
Europe                                         1,753      (6,049)     (3,684)
Eliminations and adjustments                       3          34         (38)
----------------------------------------------------------------------------
Total operating income (loss)                $(1,987)   $(12,306)   $(11,125)
----------------------------------------------------------------------------
TOTAL ASSETS
United States                                $19,917    $ 24,455     $33,068
Europe                                         6,343       6,713      14,209
Eliminations and adjustments                  (3,091)     (7,344)    (11,672)
----------------------------------------------------------------------------
Total assets                                 $23,169    $ 23,824    $ 35,605
----------------------------------------------------------------------------


O. SHAREHOLDERS' EQUITY:
Common Stock
The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.01 per share. At December 31, 1996, 5,369,788 shares of the Company's common stock outstanding are held by Sepracor. The common stock has no preemptive, subscription, redemption or conversion rights.

Preferred Stock
In January 1994, the shareholder voted to authorize 1,000,000 shares of preferred stock, par value $0.01 per share, with such rights, restrictions and specifications as the Board of Directors may determine.

Stock Option Plans
The 1994 Stock Option Plan (the "Plan") provides for the grant of both incentive stock options ("ISOs") and nonstatutory stock options ("NSOs") to officers, directors and key employees of the Company. The Plan also provides for the grant of NSOs to consultants of the Company who are also not employees of the Company. In March 1995, the Board of Directors approved an amendment to the Plan increasing the number of shares of common stock which may be granted to 1,000,000. The exercise price for ISOs must be at least equal to the fair market value of the stock on the date of grant, and the exercise price of NSOs must be at least equal to 50% of the fair market value of the stock on the date of grant. Options generally become exercisable in five equal annual installments beginning on the first anniversary of the date of grant. ISOs have a maximum term of ten years from the date of grant. Stock option activity related to this plan is summarized as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


                                                                                   Weighted
                                              Number         Exercise Price      Average Price
(In thousand, except option price)           of Shares          per Share          per Share
----------------------------------------------------------------------------------------------
Outstanding, December 31, 1994                  692            $2.00-7.50           $2.51
Granted                                         175            $4.00-4.50           $4.22
Exercised                                       (15)           $2.00-2.50           $2.14
Canceled                                       (136)           $2.00-7.50           $3.62
----------------------------------------------------------------------------------------------
Outstanding, December 31, 1995                  716            $2.00-7.50           $2.72
Granted                                         209            $2.75-4.63           $2.99
Exercised                                        (3)              $2.00             $2.00
Canceled                                        (45)           $2.00-4.63           $3.39
----------------------------------------------------------------------------------------------
Outstanding, December 31, 1996                  877            $2.00-7.50           $2.75
Options exercisable at December 31, 1996        193            $2.00-7.50           $2.51
Options available for future grant              106
----------------------------------------------------------------------------------------------


In 1994, 496,000 NSOs were granted to officers, key employees and consultants prior to the Company's initial public offering. The Company recognized a compensation charge of $133,000 in 1996 and $186,600 in both 1995 and 1994 related to the NSOs.

The Director Option Plan (the "Director Plan") provides for the granting of NSOs to directors of the Company who are not officers or employees of the Company or of any subsidiary of the Company. A total of 150,000 shares of common stock options may be issued under the Director Plan subject to adjustments as provided therein. Except as noted below, the exercise price per share will equal the fair market value of a share of common stock on the date on which the option is granted. Options granted under the Director Plan will vest in either two or five equal installments beginning on the first anniversary of the date of the grant depending on the nature of the grant. Stock option activity related to this plan is summarized as follows:


                                                                                   Weighted
                                              Number         Exercise Price      Average Price
(In thousand, except option price)           of Shares          per Share          per Share
----------------------------------------------------------------------------------------------
Outstanding, December 31, 1994                   90               $2.00             $2.00
Granted                                          18            $3.38-6.13           $4.90
Exercised                                        --                --                 --
Canceled                                         --                --                 --
----------------------------------------------------------------------------------------------
Outstanding, December 31, 1995                  108            $2.00-6.13           $2.48
Granted                                          14               $5.38             $5.38
Exercised                                        (8)              $2.00             $2.00
Canceled                                        (14)           $2.00-5.38           $2.48
----------------------------------------------------------------------------------------------
Outstanding, December 31, 1996                  100            $2.00-6.13           $2.93
Options exercisable at December 31, 1996         34               $2.00             $2.40
Options available for future grant               42
----------------------------------------------------------------------------------------------


The weighted average fair value under the Black-Scholes option pricing model of options granted during the years ended December 31, 1996 and 1995 under these plans is $3.08 and $3.84, respectively. As of December 31, 1996 and 1995 the weighted average remaining contractual life of outstanding options under these plan is 8.05 years and 8.55 years, respectively.

During 1994 and prior to the Company's initial public offering, options to purchase 90,000 shares of common stock were granted under the Director Plan at an exercise price of $2.00 per share. The estimated fair market value on the date of the grant was $4.00 per share. The Company recorded a compensation charge of $28,000 in 1996 and $36,000 in both 1995 and 1994 related to these options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

In October 1995, the FASB issued SFAS No. 123, which requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure only alternative under SFAS No. 123 for options granted in 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions are as follows:

        December 31,                        1996             1995
        --------------------------------------------------------------
        Risk-free interest rate          5.8% - 6.7%       6.1% - 7.2%
        Expected dividend yield               --                 --
        Expected lives                    10 years          10 years
        Expected volatility              134% - 152%       103% - 120%


Had compensation cost for these plans and the employee stock purchase plan been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been reduced to the following pro forma amounts:

        December 31,
        (in thousands, except per share amounts)       1996            1995
        -----------------------------------------------------------------------
        Net loss
          As reported                                 (2,120)          (12,675)
          Pro Forma                                   (2,276)          (12,730)

        Net loss per share
          As reported                                  $(.27)           $(1.81)
          Pro Forma                                    $(.29)           $(1.82)

Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

In connection with the initial public offering, the Company granted to the Underwriter an option to purchase 300,000 shares of common stock at an excise price equal to 150% of the initial public offering price per share or $10.50 and subject to adjustment in certain circumstances. The option is exercisable at any time or from time to time after March 24, 1995, and before March 24, 1999. The option may be transferred in whole or part at any time under specific conditions.

In 1995, the Company adopted the 1995 Employee Stock Purchase Plan ("Purchase Plan"). Under the Purchase Plan, 50,000 shares of common stock may be purchased by employees at 85% of the fair market value on the first or last day of each six month offering period, whichever is lower, through accumulation of payroll deductions ranging from 1% to 10% of compensation, as defined, subject to certain limitations. During 1996 and 1995, there were 14,494 and 6,010 shares, respectively, issued under the Purchase Plan. At December 31, 1996, 29,496 shares of authorized but unissued common stock were reserved for future issuance under the Purchase Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


P. EMPLOYEES SAVINGS PLAN:
The Company adopted a 401(k) savings plan for all domestic employees in 1994. Under the provisions of the plan, employees may voluntarily contribute up to 20% of their compensation subject to statutory limitations. In addition, the Company can make matching contributions at its discretion. In 1996 the Company matched 50% of the first $2,000 contributed by employees up to $1,000 maximum per employee. Employer matching contributions amounted to $14,000 for the year ended December 31, 1996. There were no employer matching contributions to the plan in 1995 or 1994.